
TEAM MEMBER OF SelfDecode
Paving the way for
precision health.

## Eliana Ferdman · 2nd

Chief of Product at SelfDecode

Tel Aviv, Israel · Contact info

1,259 followers · 500+ connections

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SelfDecode

## Activity

+ Follow

1,259 followers

Eliana Ferdman posted this · 4d

Great podcast for people in #product & #uiux

...show more



UI Breakfast: UI/UX Design and Product Strategy

open.spotify.com

3

Eliana Ferdman posted this · 5d

This seems to be controversial, curious what you all think... #wfh

**Do you think employees are more or less efficient when working from home?**

Poll • 23 votes • 2d left

2

Eliana Ferdman reshared a post • 6d



This is why we are fully #remote at SelfDecode
#wfh

27

4 comments

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## About

I am very passionate about creating products that allow people to take their health into their own hands.

My goal is to make sure that all health products created by SelfDecode are user friendly and valuable. I believe that everyone should be able to dive into their labs, genetics and environment and gain instant tips on ...see more

## Experience

**SelfDecode**

Full-time · 4 yrs 9 mos

**Chief of Product**

Jan 2020 - Present · 2 yrs 9 mos

- Operate as point person and lead multiple concurrent projects, managing all communications, scope, and timelines ...see more

**Project Manager**

Jan 2018 - Dec 2019 · 2 yrs

- Managing more than one complex, team-oriented project at once with software, marketing, or science-related components ...see more

**Project Manager**

Google · Full-time

Sep 2016 - Dec 2018 · 2 yrs 4 mos

Toronto, Ontario, Canada

- Manage the ongoing development and improvement of Customer Support tools and workflows.
- Translate business requirements into technical requirements/implementation plan and drive ...see more

**Project Management Intern**

BOMBARDIER · Full-time

Sep 2015 - Aug 2016 · 1 yr

Montreal, Quebec, Canada

- Adhere to Bombardier general work requirements
- Support record-keeping for financial tracking and project status ...see more

**Marketing Coordinator**

DormBooker

Sep 2014 - Aug 2015 · 1 yr

- Coordinate the creation of over 1600 real-estate properties across North America.
- Supervise and verify the work of over ten agents. ...see more

**Intern**

Family Health Clinic

Jun 2014 - Aug 2014 · 3 mos

Toronto, ON

- Office Administration
- Daily appointment Schedu ...see more

## Education

**McGill University**
Bachelor of Engineering (BEng), Mechanical Engineering
Sep 2015

**Dawson College**
D.E.C, Health Science
Aug 2011
Activities and societies: First Aid Team

## Volunteering

**Full Time Volunteer**
Save a Child's Heart
Health

This organization is based in Israel and they recruit children from developing countries whom have heart conditions and give them the surgeries they need in order to save their lives. Working with th ...see more

**First Responder**
Magen David Adom in Israel
Health

I volunteered as a First Responder for Magen David Adom which is the ambulance in Israel. This experience allowed me to develop organizational and leadership skills, since the members of ...see more

**Volunteer**
Friendship Circle Montreal
Children

This organization unites volunteers with special needs children through different activities that the two participate in.

## Licenses & certifications

**National Lifeguard**
Lifesaving Society
Issued Dec 2010 · Expired Feb 2016

**First Responder**
Magen David Adom in Israel

**Standard First Aid/ AED**
Lifesaving Society

Show all 4 licenses & certifications →

## Skills

**Leadership**
Endorsed by 3 colleagues at SelfDecode
15 endorsements

**Time Management**
Endorsed by 4 colleagues at SelfDecode
12 endorsements

**Multitasking**
Puya Yazdi, M.D. has given an endorsement for this skill
11 endorsements

Show all 20 skills →

## Honors & awards

**Honour Society**
Issued by Golden Key International Honour Society · Jan 2015
Associated with McGill University

**Graduation Honours List**
Issued by Dawson College · Jun 2014
Associated with Dawson College

This distinction is conferred upon attaining an average of at least 80% throughout the entire course of studies at Dawson College.

## Languages

**English**
Full professional proficiency

**French**
Professional working proficiency

**Hebrew**
Full professional proficiency

## Organizations

**Dawson College First Response Team**
Associated with Dawson College

I was a member of Dawson College's First Response Team. Anyone in the school that needed medical attention would go the First Response room. Members, such as I, would either help them with minor injuries or t ...see more

## Interests

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